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                                                                EXHIBIT NO. 99.2

CONTACTS:
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Sondra Henrichon                                     Wayne Hendry
Director, Investor Relations and                     Investor Relations
Corporate Communications                             The Equicom Group, Inc
AltaRex Corp.                                        Toronto, ON Canada
Waltham, MA  USA                                     (416)815-0700 ext. 238
(781) 672-0138 ext. 1510                             whendry@equicomgroup.com
shenrichon@altarex.com                               ------------------------
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           ALTAREX ANNOUNCES CLOSING OF $8.4 MILLION PRIVATE PLACEMENT

WALTHAM, Mass., June 6 /PRNewswire/ -- AltaRex Corp. (TSE: AXO, OTC: ALXFF) today announced it has closed its previously announced private placement of special warrants, resulting in gross proceeds of C$8.4 million to the Company. Net proceeds of the offering will be used for the continued funding of the Company's lead product OvaRex(R) MAb, which is in late-stage clinical development for the treatment of ovarian cancer, and for working capital purposes.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

HSBC Securities (Canada) Inc. is acting as agent to the Company in this financing. Upon issuance of a receipt for a prospectus filed with the various regulatory authorities in certain provinces in Canada, each of the three million special warrants, priced at C$2.80, entitles the holder to acquire one common share of AltaRex for no additional consideration.

The proceeds from this private placement came from investors in the United States, Canada and Europe. The investors included Dompe Farmaceutici S.p.A. (Dompe), the Company's partner for commercialization of OvaRex(R) MAb in Italy, Spain, Portugal and certain other European countries, and FAES S.A. (FAES) of Spain, a leading pharmaceutical company in Spain and Portugal. FAES will commercialize OvaRex(R) MAb in the two countries on behalf of Dompe and AltaRex. The equity investment made by FAES in this financing satisfies Dompe's milestone obligation to AltaRex upon commercialization of OvaRex(R) MAb in Spain and Portugal. Dompe maintains an option to purchase an additional US$5 million in equity of AltaRex in a private placement concurrent with a future public offering of common shares in the United States.

The Special Warrants and the Common Shares issuable upon conversion of the Special Warrants will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

About AltaRex

AltaRex Corp. is focused on the research, development and commercialization of antigen-targeted antibody-based cancer therapies, utilizing monoclonal antibodies as immunotherapeutic agents for the treatment of certain late-stage cancers. OvaRex(R) MAb targets the tumor associated antigen CA 125 and is in the final stages of clinical evaluation for ovarian cancer with commercialization expected in the United States, assuming timely regulatory approval under accelerated provisions, in 2002. Clinical data reported to date evidence a prolongation in time to relapse and/or survival in the treatment of ovarian cancer, without the toxicities seen with chemotherapy. BrevaRex(R) MAb targets the tumor associated antigen MUC1 and has successfully completed a Phase I safety and immunology study. The Company plans to initiate a Phase I/II clinical study of BrevaRex(R) MAb for the treatment of multiple myeloma this
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year. ProstaRex(TM) MAb targets the tumor associated antigen PSA and has successfully demonstrated robust T and B cell immune responses in preclinical study.

Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. AltaRex Corp. is traded on the Toronto Stock Exchange under the symbol AXO, and over-the- counter in the United States under the symbol ALXFF. Clinical information can be found at www.centerwatch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovarian.org., www.ovariancancer.org and at www.ovariancanada.org. Additional information about multiple myeloma can be found at www.multiplemyeloma.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results which may not be indicative of results that will be obtained in ongoing or future clinical trials, new corporate alliances, the establishment of manufacturing processes and the scale up of cell culture material, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time- to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.